Exhibit 99.1

FIELD TRIP HEALTH & WELLNESS RELEASES LETTER TO SHAREHOLDERS

Toronto, Ontario, November 1, 2022 - Field Trip Health & Wellness Ltd. (TSXV: FTHW) (the "Company" or “Field Trip”), a global leader in the development and delivery of psychedelic therapies, today released the following letter to shareholders from the Company’s Chairman & Chief Executive Officer, Ronan Levy, and President, Mujeeb Jafferi.

Dear Shareholders:

We would like to take this opportunity to provide an update on the direction of our business, as we recognize that the rate of change with the psychedelics industry and with Field Trip is exciting and rapid and often hard to keep pace with.

History

Let us begin by reviewing the path that led to Field Trip Health & Wellness Ltd. (FTHW) becoming a stand-alone entity on the TSX Venture Exchange (TSX-V).

This journey began in April, 2019 when the first company known as Field Trip was incorporated. In October 2020, Field Trip Health Ltd. (FTRP), which was a predecessor to FTHW, listed on the Canadian Securities Exchange by means of a reverse-takeover. Over the next two years, FTRP uplisted to the Toronto Stock Exchange (TSX) and ultimately to the NASDAQ Global Select Tier in July 2021.

FTRP was born with two operating divisions: (1) Field Trip Discovery, which operated its drug development efforts advancing the molecule now known as RE-104, Isoprocin Gluturate; and (2) Field Trip Health, which operated its world-class clinical infrastructure and digital technologies business.

In August, FTRP completed a spinout by plan of arrangement, whereby FTRP shares were exchanged for shares in two entities: (1) FTHW, which acquired the globally-recognized Field Trip brand, the 12 Field Trip Health locations and the digital technologies business with Mujeeb and I taking over day-to-day executive management of FTHW; and (2) Reunion Neuroscience (REUN), which continued the drug development efforts with Isoprocin Gluturate and the other pipeline projects. Joseph del Moral stepped in as CEO of REUN, which has since brought on Greg Mayes into the role of CEO while Joseph became Chairman.

The ratio for the share exchange was 1 REUN share and approximately 0.86 FTHW shares for each FTRP share held. As the last step in the arrangement, REUN shares were consolidated on a 5:1 basis.

Your Shareholdings

Translating the above into what you will see in your brokerage accounts, this means that if you were holding, for example, 1,000 FTRP shares, you would be eligible to receive 1,000 REUN shares and 860 FTHW shares. However, because REUN also completed a 5:1 share consolidation, if you held 1,000 FTRP shares, your holdings post-spinout would be 200 REUN shares and 860 FTHW shares.

If you are a registered Field Trip shareholder who holds shares directly in your name with Field Trip’s transfer agent, we encourage you to complete and return the letter of transmittal (“LOT”) that you received in the mail to Computershare Investor Services Inc., acting as the depositary, in order to exchange your FTRP shares for FTHW and REUN shares. The LOT contains other procedural information related to the spin out, and should be reviewed carefully. For security reasons, we cannot process the LOT for you or send it on to Computershare. You may contact Computershare Canada with any questions (or to open a shareholder account) at 1.800.564.6253 (Shareholders Only).

FTHW’s Bright Future

Since the completion of the spinout, we have been working diligently to chart an even more extraordinary course for the company.

On the first day of trading, the assets of FTHW included a globally-recognized brand, 12 leading centres for psychedelic therapies, one of the most seasoned and experienced clinical teams in psychedelics, a digital platform that has organically grown to over 80,000 installs in just about two years and a state-of-the-art research and cultivation facility for psilocybin-production at the University of West Indies.

Up to this point, our mission was to prove that psychedelics could be safely, effectively and efficiently delivered and that the world was ready to re-embrace the potential of psychedelics.

Now, our focus is scale.

The interest in psychedelics is growing at an undeniable clip. Last year, 7.1 million Americans alone used psychedelics in some capacity. Psychedelics have been described as “the worst kept secret in corporate America”. Everywhere you turn, psychedelics are in the news, on TV or being discussed.

The momentum feels palpable, and, in our opinion, no company is better positioned to tap into and fuel that momentum than Field Trip.

Since we started in 2019, 0ver a million people have turned to us for psychedelic therapies or tools and information on psychedelics.

Field Trip owns a disproportionately large share of voice (a metric that measures brand reach) in the industry – approximately 40% of media mentions on psychedelics are about or include Field Trip.

We believe that trend will only continue to accelerate.

So we recently announced that our app, formerly known as Trip, was being rebranded as Field Trip and will play a much more central role in our growth strategy with an accelerated development timeline. We also added a number of new features, music and meditations.

In the coming weeks and months, we plan to announce a number of new initiatives, programs and tools that it expects will greatly expand access to, and education around the use of, legal psychedelic compounds and non-ordinary states of consciousness, meaning that more people will be able to access our clinicians and our tools for their mental health and well being.

Further, the regulatory landscape continues to shift positively. In the coming weeks, it is expected that voters in Colorado will approve The Natural Medicines Health Act that will, once implemented, enable state-legal access to a variety of psychedelic therapies. The State of Oregon will begin implementing its psilocybin services in early 2023. Recently, the Province of Alberta announced intentions to make psychedelic therapies using most of the classic psychedelics such as psilocybin, LSD, MDMA, DMT and Mescaline available to Albertans. And recently, reports indicate that the White House has commissioned a Task Force to help implement the forthcoming FDA approval for MDMA and other psychedelic-assisted therapies.

We believe we are truly just at the beginning of this psychedelic renaissance and we are building Field Trip to not only participate in the coming wave of interest, but to thrive.

Thank you for your continued support. We are excited to have you along for the journey.

Ronan Levy, CEO & Chairman and Mujeeb Jafferi, President

About Field Trip Health & Wellness Ltd.

With a large global community of psychedelic-interested people, proprietary psychedelic therapies generating transformative results for people in the treatment of mental health conditions and a brand and share of voice that is reaching millions of people, Field Trip is a center of gravity for the psychedelic renaissance.

Learn more at https://www.meetfieldtrip.com, https://www.fieldtriphealth.com and https://www.fieldtriphealth.nl.

Follow us on Twitter and Instagram: @fieldtriphealth. To receive company updates about Field Trip and to be added to the email distribution list please sign up HYPERLINK "https://www.meetfieldtrip.com/contact-us/investor-email-alerts/default.aspx" here. Download Field Trip's app HYPERLINK "https://www.tripapp.co/" here.

To be added to the Field Trip email list, please email FieldTripIR@kcsa.com with “FTHW” in the subject line.

Cautionary Note Regarding Forward-Looking Information

This release includes forward-looking information (within the meaning of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995) regarding the Company and its business. Often but not always, forward-looking information can be identified by the use of words such as "expect", "intends", "anticipated", "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations and views of future events of the management of the Company and are based on assumptions and subject to risks and uncertainties. Although the management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the companies, including ability of Field Trip to realize its business plan, grow its clients base or app user base, uptake in existing or new programs by clinicians or patients, if any, results or ability to commercialize its research and cultivation business or uptake in any products developed thereby, acceptance of psychedelic treatments by clinicians, patients, and regulators, ability or effect of any clinical restructuring, and/or future changes in regulatory regimes which govern Field Trip’s business. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended, including those risk factors contained in the Company's public filings available on http://www.sedar.com. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Additional information relating to the Company, can be located on the SEDAR website at www.sedar.com.

Neither TSX Venture Exchange, or its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

CONTACTS:

Field Trip Health & Wellness:

Ronan Levy

Chairman & CEO

(416) 505-0929

ronan@fieldtriphealth.com

Investor contacts:

Phil Carlson / Sophia Bashford

KCSA Strategic Communications

(646) 573-0776 / (929) 246-7307

fieldtripIR@kcsa.com

SOURCE Field Trip Health & Wellness Ltd.